March 17, 2005



Ms. Linda Cvrkel
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 03-05
Washington, D.C.  20549

     RE:  Patriot Transportation Holding, Inc.
          Form 10-K for the year ended September 30, 2004
          Form 10-Q for the quarter ended December 31, 2004
          Commission File #: 000-17554

Dear Ms. Cvrkel:

      Thank you for your correspondence dated March 2, 2005.
We appreciate your assistance with compliance with the applicable disclosure requirements.

      Our responses to your comments are set forth below and have been keyed to your comments.

FORM 10-K FOR THE YEAR ENDED SEPTEMBER 30, 2004

Statement of Income:
--------------------

  1. We note your presentation of interest expense, net on the face of the statements of income. To the extent the individual amounts are material, please present interest income and interest expense as separate line items in future filings, rather than using the net presentation. See Rule 5-
     03.7 and 5-03.8 of Regulation S-X.

     COMPANY RESPONSE: In future filings, we will present interest income and interest expense as separate line items rather than using the net presentation, to the extent the individual items are material. For your information, interest income was $77,000, $5,000 and $21,000 for the fiscal years ended September 30, 2004, 2003 and 2002, respectively.


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Notes to the Financial Statements
---------------------------------

Note 1. Accounting Policies
---------------------------

  2. We note that tires are accounted for as a prepaid expense and amortized over the life of the tires. Please supplementally tell us what the useful life of the tires is and if it is greater than one year, please tell us your basis for classifying the tires as a current asset.

     COMPANY RESPONSE: Tires are amortized based on miles driven, and we estimate the average useful life of a tire to be approximately 18 months. We estimate that at any one time the weighted average life of the tires is approximately 9 months. During Fiscal year 2004, we purchased approximately $2,119,000 of tires and expensed approximately $1,978,000. We began the year with $1,788,000 in pre-paid tires and ended the year with $1,930,000 in pre-paid tires. The increase in prepaid tires is mostly due to an increase in the number of tractors and trailers owned. For these reasons we believe our classification of tires as a current asset is appropriate.

Schedule II.  Valuation and Qualifying Accounts
-----------------------------------------------

  3. We note from Schedule II that the accrued risk insurance and accrued health insurance reserve balances at the beginning of fiscal year 2003 and 2004 were significantly lower than the expenses incurred during the year. Based on this trend, please supplementally tell us how you estimate the accrual recorded each period. Additionally, tell us why you believe your reserve as of December 31, 2004 is adequate for the expected costs in 2005.

     COMPANY RESPONSE:   In Schedule II  the  accrued  risk
     insurance reserve balances at the beginning of fiscal year 2003 and 2004 are significantly lower than the expenses incurred during the year because the expenses incurred include insurance premiums of approximately $3,839,000 in 2003 and $4,406,000 in 2004. In the
     future, we will include a footnote to the table reflecting the amount of the risk insurance premiums included in the amounts shown on the Schedule.

     We accrue for our self-insured retained losses on these risks based on historical costs and claims development during the year. The Company uses experienced external administrators for its claims processing, adjusting and settlements. Each claim is monitored and reserves are increased or decreased based on continuing analysis of claims as they develop. We believe our reserve balance at December 31, 2004 is adequate based on this on going analysis of claims and periodic loss reserve analysis by independent third parties.

     The Company is self-insured for its employee health insurance benefits and carries stop loss insurance coverage of $200,000 per covered participant per year.


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     The  health  benefits program is administered  by  Blue
     Cross Blue Shield (BCBS) through their PPO network. BCBS processes and pays claims and are reimbursed by the Company on a weekly basis. Most claims are paid by BCBS within 30 days after the services are provided. However, some claims for major surgeries, cancer or heart conditions may have a lag of 6 months or more. BCBS provides the Company with a quarterly claims lag report which shows claims paid each month compared to date incurred. From this report we can determine the lag in reporting and paying claims and estimate the reserves needed for claims incurred but not reported at the end of each quarter.

FORM 10-Q FOR THE PERIOD ENDED DECEMBER 31, 2004

  4. We note that you present a combined amount for cost of operations on the face of your statements of income on your Form 10-Q. In future filings, please break out the amount related to transportation and that related to real estate, to be consistent with the presentation of revenues.

     COMPANY RESPONSE:  In future filings, we will break out
     separately   the   cost   of  operations   related   to
     transportation and that related to real estate, to be consistent with the presentation of revenues.

REPORT ON FORM 8-K DATED DECEMBER 14, 2004

  5. We note the disclosure indicating that the Company may be subject to claims for rescission associated with the acquisition of approximately 1,560 shares of common stock that were transferred to participants in the Company's Profit Sharing and Deferred Earnings Plan during the past twelve months. Please tell us how the shares subject to possible rescission have been reflected in the Company's December 31, 2004 balance sheet. If they have been reflected in stockholders' equity at December 31, 2004, please explain in detail why you believe this classification is appropriate. We may have further comment upon receipt of your response. Also, in future filings, please disclose the existence of this contingency in the notes to the Company's financial statements.

     COMPANY RESPONSE: The shares of the Company's common stock which were purchased in the open market by the Company's Profit Sharing and Deferred Earnings Plan in the last twelve months are reflected in shareholders' equity at December 31, 2004. We do not believe that it is necessary to classify separately the shares subject to possible rescission because the potential obligation to repurchase the shares is not material to our balance sheet or our shareholders' equity.

            As of December 31, 2004, approximately 1,918 shares could be subject to possible rescission claims.
     This represented approximately 0.07% of the 2,941,475 shares outstanding on such date. The 1,918 shares had an  aggregate  market value of $86,291 on December  31,
     2004.     These shares were purchased at
     prices ranging from a low of $30.015 to a high of $44.03.
     The closing price of the Company's common stock was $44.99 as of December 31, 2004 and $52.606 as of March 16, 2004. For these reasons, we do not believe that any potential rescission liability would be material to our balance sheet or to our presentation of the shareholders' equity.

          You also have requested that in future filings we disclose the existence of this contingency in the notes to the Company's financial statements. We believe we should only disclose the contingency in future filings to the extent the effect would be material.



The Company hereby acknowledges that:

     * the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

     * staff comments and changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

     * the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any comments or questions regarding our responses, please contact me at the above-listed address or by telephone at (904) 396-5733, Ext. 3100.

                                   Sincerely,

                                   /s/ Ray M. Van Landingham

                                   Ray M. Van Landingham
                                   Vice President and
                                   Chief Financial Officer


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